UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TRANSCEND SERVICES, INC.

(Name of subject company (Issuer))

TOWNSEND MERGER CORPORATION
a wholly owned subsidiary of
NUANCE COMMUNICATIONS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.05 per share	893929208
(Title of classes of securities)	(CUSIP number of common stock)

Todd DuChene Executive Vice President and General Counsel Nuance Communications, Inc. 1 Wayside Road Burlington, MA 01803 Telephone: (781) 565-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert Sanchez Daniel Peale Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Washington, DC 20006 (202) 973-8800

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$337,786,918	$38,710.38

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $29.50 per share by the sum of: (i) the 10,696,473 shares of common stock, par value $0.05 per share (the “Shares”), of Transcend Services, Inc., a Delaware corporation (the “Company”), issued and outstanding as of February 29, 2012; and (ii) the 753,931 Shares that are issuable under outstanding stock options to purchase Shares as of February 29, 2012.
(2)	The amount of the filing fee is calculated in accordance with the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$38,710.38	Filing Party:	Nuance Communications, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	March 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO filed on March 20, 2012 as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 28, 2012 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on March 29, 2012 (as amended or supplemented from time to time, this “Schedule TO”) and relates to a tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Nuance”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.05 per share, of Transcend Services, Inc., a Delaware corporation (the “Company”), at a price of $29.50 per Share, net to the holder in cash without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 and 4

Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs to the end of each Item:

“On April 17, 2012, pursuant to the applicable provisions of the Merger Agreement, the Purchaser and Nuance extended the expiration of the Offer until 5:00 p.m., New York City time, on Wednesday, April 25, 2012, unless further extended pursuant to the terms of the Offer and the Merger Agreement. The Offer, which was scheduled to expire at 12:00 midnight, New York City time at the end of the day on April 16, 2012, was extended because the eScription Condition had not yet been satisfied as of the scheduled expiration of the Offer.

Computershare Trust Company, N.A., the depositary for the Offer, has indicated that, as of 12:00 midnight, New York City time, at the end of the day on April 16, 2012, 9,802,090 shares of common stock of the Company (including 691,926 shares of common stock tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase) have been tendered into and not withdrawn from the Offer, representing approximately 91.66% of the shares of common stock of the Company outstanding. ”

The full text of the press release issued by Nuance on April 17, 2012 announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(i) and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 20, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on March 20, 2012 in The New York Times.*

(a)(5)(i)	Press Release issued by Nuance Communications, Inc., dated April 17, 2012.

(b)	None.

(d	)(1)	Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nuance on March 7, 2012.*

(d	)(2)	Form of Tender and Voting Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012.*

(d	)(3)	Confidentiality Agreement, dated as of July 15, 2011, as amended October 27, 2011 by and between Nuance Communications, Inc. and Transcend Services, Inc.*

(d	)(4)	Offer Letter between Nuance Communications, Inc. and Larry Gerdes.*

(d	)(5)	Offer Letter between Nuance Communications, Inc. and Susan McGrogan.*

(d	)(6)	Offer Letter between Nuance Communications, Inc. and Lance Cornell. *

(d	)(7)	Form of Non-Compete and Non-Solicitation Agreement entered into between Nuance Communications, Inc. and each of Larry Gerdes, Susan McGrogan and Lance Cornell.*

(g	)	Not applicable

(h	)	Not applicable

*	Previously filed.

Item 13. Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOWNSEND MERGER CORPORATION

By:	/s/ Thomas L. Beaudoin
Name:	Thomas L. Beaudoin
Title:	President

NUANCE COMMUNICATIONS, INC.

By:	/s/ Thomas L. Beaudoin
Name:	Thomas L. Beaudoin
Title:	Executive Vice President and Chief Financial Officer

Dated: April 17, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 20, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on March 20, 2012 in The New York Times.*

(a)(5)(i)	Press Release issued by Nuance Communications, Inc., dated April 17, 2012.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nuance on March 7, 2012.*

(d)(2)	Form of Tender and Voting Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012.*

(d)(3)	Confidentiality Agreement, dated as of July 15, 2011, as amended October 27, 2011 by and between Nuance Communications, Inc. and Transcend Services, Inc.*

(d)(4)	Offer Letter between Nuance Communications, Inc. and Larry Gerdes.*

(d)(5)	Offer Letter between Nuance Communications, Inc. and Susan McGrogan.*

(d)(6)	Offer Letter between Nuance Communications, Inc. and Lance Cornell. *

(d)(7)	Form of Non-Compete and Non-Solicitation Agreement entered into between Nuance Communications, Inc. and each of Larry Gerdes, Susan McGrogan and Lance Cornell.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.